White Knight Resources Ltd.
Suite 922, 510 West Hastings Street
Vancouver, BC V6B 1L8
Tel: (604) 681-4462 Fax: (604) 681-0180
Website: www.whiteknightres.com E-Mail: info@whiteknightres.com

N E W S    R E L E A S E

Phase I Drilling Completed at Squaw Creek, Nevada

Vancouver, British Columbia – White Knight Resources Ltd. (TSXV – WKR)
January 31, 2007

White Knight Resources Ltd. (the “Company”) has been advised by its joint venture partner, Bonaventure Enterprises Inc., (TSX-V: BVT) that it’s first phase of drilling has been completed at the Company’s Squaw Creek property located in Nevada.

A total of three deep angle reverse circulation (RC) and core holes were completed totaling 4,802 feet. The drilling successfully found the bounding fault of a large horst block defined by geophysics, and also drilled a thick section of brittle rocks, favorable hosts for Hollister style high-grade veins.

Drill hole SC0602, drilled due east at a 45 degree angle to a total depth of 1,380 feet, intersected 540 feet of gravel on the down-dropped side of a major fault before entering Tertiary age tuffaceous rocks and then a fault at 780 feet. The bounding fault, inferred to dip westerly, is filled with an andesite dike (20 feet thick) and a few very thin (up to 2 inches) low-temperature quartz veinlets. The footwall of the fault is Ordovician quartzite and lesser chert, argillite and shale. Seven other structures occur deeper in the hole and are thought to be related to the same faulting event. All of the structures contain anomalous gold as shown in the table below. The highest 5 foot assay of 1.5 g/t gold occurs in the deepest structure (1,315-1,320 feet) and indicates gold values may be improving with depth.

Drill hole SC0601, drilled 1,500 feet east of 0602 in a due west direction at a 45 degree angle, had a total depth of 2,102 feet. After penetrating 60 feet of gravel, the hole intersected Tertiary age tuff and then Ordovician age rocks at 460 feet. Although it penetrated a thick section of brittle rocks which are good hosts for veining, the hole contains only minor structure. Several weakly anomalous gold values are associated with this weak fracturing and the highest gold number in the hole is again the deepest intercept, from 1,640 to 1,645 feet, assaying 0.22 g/t gold. Drilled far to the east of the horst structure drilled in 0602, this hole was drilled semi-parallel to the dip of the main fault zone.

Located 3,300 feet south and 70 feet east of SC0602, drill hole SC0603, drilled due west at a 45 degree angle to a total depth of 1,320 feet, intersected 20 feet of gravel before entering Tertiary age tuffaceous rocks. Between 790 and 960 feet Ordovician meta-basalt, thought to be an unrooted landslide block within the tuffs, was intersected. Tuffaceous rocks occur from 960 feet to total depth. A single fault zone from 985 to 1000 feet contains anomalous gold with the highest value being 995 to 1000 feet which assayed 2.19 g/t gold. Projecting the horst bounding fault intersected in 0602, this hole was drilled west of the structure and into the hanging wall of the fault.

Assay results for all three drill holes are presented below with only intercepts of 10 or more feet and + 0.10 g/t included.

SQUAW CREEK SUMMARY DRILLING RESULTS PHASE 1 PROGRAM
HOLE #	Azimuth	Dip	Total Depth	From	To	Interval	Gold Values
	Degrees	Degrees	Feet	Feet	Feet	Feet	G/T
SC0601	270	-45	2102	590.0	600.0	10.0	0.13
				965.0	975.0	10.0	0.14
				1055.0	1075.0	20.0	0.15
				1100.0	1110.0	10.0	0.12
				1180.0	1190.0	10.0	0.17
SC0602	90	-45	1380	780.0	805.0	25.0	0.43
				835.0	865.0	30.0	0.33
				875.0	900.0	25.0	0.17
				930.0	945.0	15.0	0.13
				1090.0	1100.0	10.0	0.16
				1110.0	1165.0	55.0	0.44
				1210.0	1220.0	10.0	0.16
				1285.0	1295.0	10.0	0.32
				1315.0	1325.0	10.0	0.80
SC0603	270	-45	1320	985.0	1000.0	15.0	1.13

Phase 2 drilling at Squaw Creek, planned for the summer of 2007, will continue to test the major north-south trending, west dipping fault system. A test deeper below SC0602 as well as additional holes to the north and south along trend are planned. All holes will be drilled from west to east in order to drill perpendicular to structure.

Bonaventure has in place a rigorous QA/QC program consistent with National Instrument 43-101 and using best industry practice. ALS Chemex Labs of Reno, Nevada is responsible for all the Bonaventure’s assaying.

Qualified Person - These results have been prepared under the guidance of geologist Richard Kern, Vice-President Exploration of Bonaventure, who is designated as the Qualified Person with the ability and authority to verify the authenticity and validity of this data.

About White Knight Resources Ltd. – White Knight is an exploration company active in finding and exploring mineral prospects. The Company has been exploring Nevada since 1993 and currently controls the second largest land holding in the Cortez Trend. Its property portfolio includes 18 properties (over 60,000 acres), fifteen of which are located in the Cortez Trend. To date, 36.9 million ounces of gold has been confirmed by the Cortez Joint Venture on a short segment of their portion of the trend. As the Cortez goldfield continues to evolve, more gold deposits are likely to be discovered. White Knight is ideally located to participate in those potential discoveries.

On behalf of the Board of Directors,

“John M. Leask”

John M. Leask, P. Eng.
Chairman of the Board

For more information please visit our website at www.whiteknightres.com or contact Kareen McKinnon at (604) 681-4462.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release. Certain of the statements contained in this press release may contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Statements or information regarding objectives of the board of directors are forward-looking statements. The words “intends” and “expects” and similar expressions are intended to identify forward-looking statements or information, although not all forward-looking statements or information contain these identifying words. Plans, intentions or expectations disclosed in any forward-looking statements or information should not be read as guarantees of future results or events, and will not necessarily be accurate indications of whether or the times at or by which such results or events will be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of White Knight, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Except as required by law, White Knight expressly disclaims any intention and undertakes no obligation to update any forward-looking statements or information as conditions change.